UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number 333-128780

NCL Corporation Ltd.

(Translation of registrant’s name into English)

7665 Corporate Center Drive, Miami, Florida 33126

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NCL Corporation Ltd.

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited, in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Revenue
Passenger ticket	$416,219	$398,697	$767,549	$735,899
Onboard and other	167,015	169,889	331,115	328,197

Total revenue	583,234	568,586	1,098,664	1,064,096

Cruise operating expense
Commissions, transportation and other	108,694	104,214	199,309	193,059
Onboard and other	44,009	45,217	83,210	83,087
Payroll and related	74,374	74,252	147,722	144,569
Fuel	71,615	62,584	137,141	120,610
Food	31,331	31,540	62,711	62,522
Other	57,718	63,938	109,675	121,368

Total cruise operating expense	387,741	381,745	739,768	725,215

Other operating expense
Marketing, general and administrative	61,807	64,081	132,969	132,360
Depreciation and amortization	46,680	46,510	92,477	92,767

Total other operating expense	108,487	110,591	225,446	225,127

Operating income	87,006	76,250	133,450	113,754

Non-operating income (expense)
Interest expense, net	(48,905)	(46,682)	(95,075)	(94,551)
Other income (expense)	(2,070)	(344)	940	2,088

Total non-operating income (expense)	(50,975)	(47,026)	(94,135)	(92,463)

Net income	$36,031	$29,224	$39,315	$21,291

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Comprehensive Income (Loss)

(unaudited, in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net income	$36,031	$29,224	$39,315	$21,291

Other comprehensive income (loss):
Change related to Shipboard Retirement Plan	98	94	196	(404)
Changes related to cash flow hedges:
Net unrealized gain (loss) related to cash flow hedges	(56,427)	10,985	(25,750)	35,851
Amount realized and reclassified into earnings	(4,509)	(10,201)	(16,602)	(17,118)

Total other comprehensive income (loss)	(60,838)	878	(42,156)	18,329

Total comprehensive income (loss)	$(24,807)	$30,102	$(2,841)	$39,620

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	June 30, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$65,701	$58,926
Accounts receivable, net	9,440	8,159
Inventories	37,786	36,234
Prepaid expenses and other assets	42,271	48,824

Total current assets	155,198	152,143
Property and equipment, net	4,925,688	4,640,093
Goodwill and tradenames	610,292	602,792
Other long-term assets	155,000	167,383

Total assets	$5,846,178	$5,562,411

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$212,236	$200,582
Accounts payable	68,584	80,327
Accrued expenses and other liabilities	242,666	208,102
Due to Affiliate	32,621	2,963
Advance ticket sales	434,054	325,472

Total current liabilities	990,161	817,446
Long-term debt	2,760,987	2,837,499
Due to Affiliate	176,671	—
Other long-term liabilities	73,305	63,003

Total liabilities	4,001,124	3,717,948

Commitments and contingencies (Note 6)
Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,335,405	2,331,973
Accumulated other comprehensive income (loss)	(61,950)	(19,794)
Retained earnings (deficit)	(428,426)	(467,741)

Total shareholders’ equity	1,845,054	1,844,463

Total liabilities and shareholders’ equity	$5,846,178	$5,562,411

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Six Months Ended June 30,
	2012	2011
Cash flows from operating activities
Net income	$39,315	$21,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	105,742	103,808
Gain on derivatives	(429)	(4,030)
Write-off of deferred financing fees	2,358	—
Share-based compensation expense	330	601
Premium on debt issuance	6,000	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,281)	(1,425)
Inventories	(1,552)	(6,594)
Prepaid expenses and other assets	943	(11,000)
Accounts payable	(11,743)	(1,145)
Accrued expenses and other liabilities	10,257	15,447
Advance ticket sales	105,848	117,257

Net cash provided by operating activities	255,788	234,210

Cash flows from investing activities
Additions to property and equipment and other	(174,973)	(97,350)

Net cash used in investing activities	(174,973)	(97,350)

Cash flows from financing activities
Repayments of long-term debt	(591,152)	(253,791)
Proceeds from long-term debt	520,205	122,086
Other	(3,093)	(25)

Net cash used in financing activities	(74,040)	(131,730)

Net increase in cash and cash equivalents	6,775	5,130
Cash and cash equivalents at beginning of period	58,926	55,047

Cash and cash equivalents at end of period	$65,701	$60,177

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to Consolidated Financial Statements

(unaudited)

References herein to (i) the “Company,” “we,” “our,” and “us” refer to NCL Corporation Ltd. and its subsidiaries and predecessors, (ii) “Apollo” refers to Apollo Global Management, LLC and its subsidiaries and the “Apollo Funds” refers to one or more of NCL Investment Limited, NCL Investment II Ltd., AIF VI NCL (AIV), L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P., Apollo Overseas Partners VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P., (iii) “TPG Capital” refers to TPG Capital, L.P. and the “TPG Viking Funds” refers to one or more of TPG Viking I, L.P., TPG Viking II, L.P., TPG Viking, L.P., TPG Viking AIV I, L.P., TPG Viking AIV II, L.P., and TPG Viking AIV III, L.P. and/or certain other affiliated investment funds, each an affiliate of TPG Capital, (iv) “Genting HK” refers to Genting Hong Kong Limited and/or its affiliates (formerly Star Cruises Limited and/or its affiliates), and (v) “Affiliate(s)” refers to one or more of the aforementioned entities. References to the “U.S.” are to the United States of America, “dollars” or “$” are to U.S. dollars and “euros” or “€“ are to the official currency of the Eurozone.

1.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, contain all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, which are included in our most recently filed Annual Report on Form 20-F.

Goodwill

In February 2012, we acquired certain assets of an entity for $7.5 million, consisting of $4.0 million in cash and $3.5 million in contingent consideration which approximates fair value. As of June 30, 2012, we had not yet completed our allocation of the purchase price, which has been preliminarily allocated to goodwill.

Change in Accounting Policy

During the fourth quarter of 2011, we changed our method of accounting for credit card fees and certain sales incentives paid to our employees associated with passenger ticket sales. Previously, we expensed credit card fees when paid to the processor and sales incentives when paid to the employee (the “direct method”). Such costs are direct and incremental to the sale of passenger tickets, and accordingly we have elected to expense these amounts when the revenue is recognized for the associated voyage (the “deferral method”). We view the deferral method as the preferable method as, among other factors, it better matches our costs with the recognition of the associated revenue and internally aligns our cost deferral policies with other comparable costs. The effects of the change on our consolidated statements of operations were as follows (in thousands):

	Three Months Ended June 30, 2011			Six Months Ended June 30, 2011
	Direct Method	Deferral Method	Effect of Change	Direct Method	Deferral Method	Effect of Change
Commissions, transportation and other	$105,376	$104,214	$(1,162)	$194,990	$193,059	$(1,931)

Marketing, general and administrative	$62,967	$64,081	$1,114	$133,169	$132,360	$(809)

Net income	$29,176	$29,224	$48	$18,551	$21,291	$2,740

Reclassification

Certain amounts in prior periods have been reclassified to conform to the current period presentation.

Revenue and Expense Recognition

Revenue and expense includes taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis were $34.1 million and $31.6 million for the three months ended June 30, 2012 and 2011, respectively, and $66.6 million and $60.3 million for the six months ended June 30, 2012 and 2011, respectively.

2.	Long-Term Debt

In February 2012, we issued $100.0 million of 9.50% senior unsecured notes due 2018. The notes were issued at a price of 106%, plus accrued and unpaid interest from and including November 15, 2011. The net proceeds after the initial purchasers’ discount and fees and expenses were $103.5 million. We used the net proceeds from the offering to repay portions of certain of our outstanding revolving credit facilities, certain of our existing capital leases and for general corporate purposes.

In June 2012, we voluntarily prepaid $75.0 million on various credit facilities in connection with a modification of certain terms and conditions associated with these facilities. The prepayment resulted in a $2.4 million non-cash write-off of deferred financing fees.

3.	Related Party Transactions

In June 2012, we exercised our option with Genting HK to purchase Norwegian Sky, which previously had been operated by us pursuant to a Charter agreement. The purchase price was $259.3 million, which consisted of a $50.0 million cash payment and a $209.3 million note payable to Genting HK. The note is to be repaid over seven equal semi-annual payments beginning June 2013 and has a weighted-average interest rate of 1.52%.

The fair value of the note payable was $205.5 million based on discounting the future payments at an imputed interest rate of 2.26%, which was commensurate with the Company’s borrowing rate for similar assets.

In the event that an initial public offering is effectuated on or before May 31, 2013 by Norwegian Cruise Line Holdings Ltd., (“IPO”) then $79.7 million of the note shall become payable to Genting HK within fourteen days of the IPO effective date, and the remaining balance is to be repaid over seven equal semi-annual payments beginning June 2013.

The note payable is collateralized by a mortgage and an interest in all earnings, proceeds of insurance and certain other interests related to the ship.

4.	Fair Value Measurements and Derivatives

Fair value is defined as the price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1	Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2	Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3	Significant unobservable inputs we believe market participants would use in pricing the asset or liability based on the best information available.

Our derivatives and financial instruments were categorized as Level 2 in the fair value hierarchy, and we had no derivatives or financial instruments categorized as Level 1 or Level 3.

Derivatives

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivatives. We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of our hedged forecasted transactions. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative and the hedged forecasted transaction. Cash flows from the derivatives are classified in the same category as the cash flows from the underlying hedged transaction. The determination of ineffectiveness is based on the amount of dollar offset between the cumulative change in fair value of the derivative and the cumulative change in fair value of the hedged transaction at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge, or if the hedged forecasted transaction is no longer probable of occurring, then the amount recognized in accumulated other comprehensive income (loss) is released to earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit-risk-related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty non-performance under derivatives and our revolving credit facility, is not considered significant, as we primarily conduct business with large, well-established financial institutions that we have established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate non-performance by any of our significant counterparties.

The following table sets forth the fair value of our derivatives including the balance sheet location (in thousands):

	June 30, 2012	December 31, 2011
Fuel swaps designated as hedging instruments:
Prepaid expenses and other assets	$—	$5,484
Accrued expenses and other liabilities	(8,265)	—
Other long-term liabilities	(7,472)	(440)
Fuel collars designated as hedging instruments:
Prepaid expenses and other assets	—	4,377
Other long-term assets	—	740
Accrued expenses and other liabilities	(175)	—
Other long-term liabilities	(128)	—
Forward contracts designated as hedging instruments:
Prepaid expenses and other assets	1,723	—
Fuel options not designated as hedging instruments:
Prepaid expenses and other assets	—	(1,278)
Other long-term assets	—	(1,670)
Accrued expenses and other liabilities	(790)	—
Other long-term liabilities	(2,249)	—
Foreign currency options designated as hedging instruments:
Accrued expenses and other liabilities	(18,948)	—
Other long-term liabilities	(14,364)	(15,927)

Fair value of our derivatives is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, volatility, creditworthiness of the counterparty and the Company, as well as other data points.

Fuel Swaps

As of June 30, 2012, we had fuel swaps maturing through December 31, 2014 which are used to mitigate the financial impact of volatility in fuel prices pertaining to approximately 599 thousand metric tons of our projected fuel purchases.

The changes in fair value of the fuel swaps which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Gain (loss) recognized in other comprehensive income (loss) – effective portion	$(34,283)	$4,184	$(7,819)	$25,949
Gain (loss) recognized in other income (expense) – ineffective portion	(1,843)	(1,678)	(599)	1,304
Amount reclassified from accumulated other comprehensive income (loss) into fuel expense	(3,093)	(10,201)	(12,332)	(17,118)

	$(39,219)	$(7,695)	$(20,750)	$10,135

Fuel Collars and Options

As of June 30, 2012, we had fuel collars and fuel options maturing through December 31, 2014 which are used to mitigate the financial impact of increases in fuel prices pertaining to approximately 145 thousand metric tons of our projected fuel purchases.

The changes in fair value of the fuel collars which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Gain (loss) recognized in other comprehensive income (loss) – effective portion	$(11,674)	$2,255	$(2,619)	$2,255
Gain (loss) recognized in other income (expense) – ineffective portion	(1,019)	91	(337)	91
Amount reclassified from accumulated other comprehensive income (loss) into fuel expense	(1,416)	—	(4,270)	—

	$(14,109)	$2,346	$(7,226)	$2,346

The changes in fair value of the fuel options which were not designated as hedging instruments were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Gain (loss) recognized in other income (expense)	$(366)	$2,395	$1,715	$2,395

Foreign Currency Options

As of June 30, 2012, we had foreign currency derivatives consisting of call options with deferred premiums to hedge the exposure to upward movements in foreign currency exchange rate risk related to our ship construction contracts denominated in euros. If the spot rate at the date the ships are delivered is less than the strike price under these option contracts we would pay the deferred premium and not exercise the foreign currency options. The notional amount of our foreign currency options was €395.0 million, or $500.3 million based on the euro/U.S. dollar exchange rate as of June 30, 2012.

The changes in fair value of the foreign currency options which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Gain (loss) recognized in other comprehensive income (loss) – effective portion	$(12,193)	$4,546	$(17,035)	$7,647
Gain (loss) recognized in other income (expense) – ineffective portion	(81)	(19)	(350)	240

	$(12,274)	$4,527	$(17,385)	$7,887

Foreign Currency Forward Contracts

As of June 30, 2012, we had foreign currency forward contracts to hedge upward movements in foreign currency exchange rate risk related to our ship construction contracts denominated in euros. The notional amount of our foreign currency forward contracts was €147.0 million, or $186.2 million based on the euro/U.S. dollar exchange rate as of June 30, 2012.

The changes in fair value of the foreign currency forward contracts which were designated as cash flow hedges were as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Gain recognized in other comprehensive income (loss) – effective portion	$1,723	$—	$1,723	$—

Long-Term Debt

As of June 30, 2012 and December 31, 2011, the fair value of our long-term debt, including the current portion, was $3,034.8 million and $3,113.9 million, which was $61.6 million and $75.8 million higher, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our fixed and variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Other

The carrying amounts reported in the consolidated balance sheets of all financial assets and liabilities other than our long-term debt approximate fair value.

5.	Supplemental Cash Flow Information

For the six months ended June 30, 2012, we had non-cash investing and financing activities of $205.5 million in connection with the purchase of Norwegian Sky (we refer you to Note 3 “Related Party Transactions”).

6.	Commitments and Contingencies

Ship Construction Contracts

Norwegian Breakaway and Norwegian Getaway, each at approximately 144,000 Gross Tons and 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and the first quarter of 2014, respectively. The aggregate cost of these two ships is approximately €1.3 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of June 30, 2012.

Material Litigation

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. In December 2010, the Court denied the plaintiffs’ Motion for Class Certification. In February 2011, the plaintiffs filed a Motion for Reconsideration as to the Court’s Order on Class Certification which was denied. The individual plaintiffs’ claims remain and, accordingly, we are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In May 2011, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida, on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and breach of contract. We are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

7.	Guarantor Subsidiaries

The $450.0 million 11.75% Senior Secured Notes due 2016 issued by us are guaranteed by certain of our subsidiaries with first-priority mortgages on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to these ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and we have fully and unconditionally guaranteed these notes, subject to customary automatic release provisions, on a joint and several basis.

The following condensed consolidating financial statements for NCL Corporation Ltd., the combined non-guarantor subsidiaries and combined guarantor subsidiaries present condensed consolidating statements of operations for the three and six months ended June 30, 2012 and 2011, condensed consolidating balance sheets as of June 30, 2012 and December 31, 2011, and condensed consolidating statements of cash flows for the six months ended June 30, 2012 and 2011, using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the value of the ships, and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

Condensed Consolidating Statement of Operations

For the Three Months Ended June 30, 2012

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$120,448	$295,771	$—	$416,219
Onboard and other	—	48,298	118,717	—	167,015

Total revenue	—	168,746	414,488	—	583,234

Cruise operating expense
Commissions, transportation and other	—	32,975	75,719	—	108,694
Onboard and other	—	11,235	32,774	—	44,009
Payroll and related	—	21,328	53,046	—	74,374
Fuel	—	25,271	46,344	—	71,615
Food	—	9,926	21,405	—	31,331
Other	—	16,376	41,342	—	57,718

Total cruise operating expense	—	117,111	270,630	—	387,741

Other operating expense
Marketing, general and administrative	—	24,043	37,764	—	61,807
Depreciation and amortization	—	14,014	32,666	—	46,680

Total other operating expense	—	38,057	70,430	—	108,487

Operating income	—	13,578	73,428	—	87,006

Non-operating income (expense)
Interest expense, net	(27,779)	(7,703)	(41,202)	27,779	(48,905)
Management fee	27,779	—	—	(27,779)	—
Other income (expense)	(3,308)	89	1,149	—	(2,070)
Equity in earnings of subsidiaries	39,339	—	—	(39,339)	—

Total non-operating income (expense)	36,031	(7,614)	(40,053)	(39,339)	(50,975)

Net income	$36,031	$5,964	$33,375	$(39,339)	$36,031

Comprehensive income (loss)
Net income	$36,031	$5,964	$33,375	$(39,339)	$36,031
Total other comprehensive income (loss)	(60,838)	10,540	18,154	(28,694)	(60,838)

Total comprehensive income (loss)	$(24,807)	$16,504	$51,529	$(68,033)	$(24,807)

Condensed Consolidating Statement of Operations

For the Three Months Ended June 30, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$110,557	$288,140	$—	$398,697
Onboard and other	—	50,335	119,554	—	169,889

Total revenue	—	160,892	407,694	—	568,586

Cruise operating expense
Commissions, transportation and other	—	28,674	75,540	—	104,214
Onboard and other	—	14,335	30,882	—	45,217
Payroll and related	—	22,834	51,418	—	74,252
Fuel	—	23,053	39,531	—	62,584
Food	—	9,570	21,970	—	31,540
Other	—	22,817	41,121	—	63,938

Total cruise operating expense	—	121,283	260,462	—	381,745

Other operating expense
Marketing, general and administrative	—	23,476	40,605	—	64,081
Depreciation and amortization	—	14,067	32,443	—	46,510

Total other operating expense	—	37,543	73,048	—	110,591

Operating income	—	2,066	74,184	—	76,250

Non-operating income (expense)
Interest expense, net	(30,025)	(8,329)	(38,353)	30,025	(46,682)
Management fee	30,025	—	—	(30,025)	—
Other income (expense)	769	4	(1,117)	—	(344)
Equity in earnings of subsidiaries	28,455	—	—	(28,455)	—

Total non-operating income (expense)	29,224	(8,325)	(39,470)	(28,455)	(47,026)

Net income (loss)	$29,224	$(6,259)	$34,714	$(28,455)	$29,224

Comprehensive income
Net income (loss)	$29,224	$(6,259)	$34,714	$(28,455)	$29,224
Total other comprehensive income	878	8,740	15,295	(24,035)	878

Total comprehensive income	$30,102	$2,481	$50,009	$(52,490)	$30,102

Condensed Consolidating Statement of Operations

For the Six Months Ended June 30, 2012

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$220,739	$546,810	$—	$767,549
Onboard and other	—	97,127	233,988	—	331,115

Total revenue	—	317,866	780,798	—	1,098,664

Cruise operating expense
Commissions, transportation and other	—	58,957	140,352	—	199,309
Onboard and other	—	23,495	59,715	—	83,210
Payroll and related	—	43,026	104,696	—	147,722
Fuel	—	49,023	88,118	—	137,141
Food	—	19,729	42,982	—	62,711
Other	—	30,449	79,226	—	109,675

Total cruise operating expense	—	224,679	515,089	—	739,768

Other operating expense
Marketing, general and administrative	—	50,866	82,103	—	132,969
Depreciation and amortization	—	28,017	64,460	—	92,477

Total other operating expense	—	78,883	146,563	—	225,446

Operating income	—	14,304	119,146	—	133,450

Non-operating income (expense)
Interest expense, net	(54,478)	(15,109)	(79,966)	54,478	(95,075)
Management fee	54,478	—	—	(54,478)	—
Other income	447	10	483	—	940
Equity in earnings of subsidiaries	38,868	—	—	(38,868)	—

Total non-operating income (expense)	39,315	(15,099)	(79,483)	(38,868)	(94,135)

Net income (loss)	$39,315	$(795)	$39,663	$(38,868)	$39,315

Comprehensive income (loss)
Net income (loss)	$39,315	$(795)	$39,663	$(38,868)	$39,315
Total other comprehensive income (loss)	(42,156)	6,107	10,494	(16,601)	(42,156)

Total comprehensive income (loss)	$(2,841)	$5,312	$50,157	$(55,469)	$(2,841)

Condensed Consolidating Statement of Operations

For the Six Months Ended June 30, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$204,311	$531,588	$—	$735,899
Onboard and other	—	96,377	231,820	—	328,197

Total revenue	—	300,688	763,408	—	1,064,096

Cruise operating expense
Commissions, transportation and other	—	53,544	139,515	—	193,059
Onboard and other	—	25,748	57,339	—	83,087
Payroll and related	—	44,124	100,445	—	144,569
Fuel	—	45,517	75,093	—	120,610
Food	—	19,018	43,504	—	62,522
Other	—	42,260	79,108	—	121,368

Total cruise operating expense	—	230,211	495,004	—	725,215

Other operating expense
Marketing, general and administrative	—	48,531	83,829	—	132,360
Depreciation and amortization	—	27,896	64,871	—	92,767

Total other operating expense	—	76,427	148,700	—	225,127

Operating income (loss)	—	(5,950)	119,704	—	113,754

Non-operating income (expense)
Interest expense, net	(61,187)	(16,972)	(77,579)	61,187	(94,551)
Management fee	61,187	—	—	(61,187)	—
Other income (expense)	3,987	(61)	(1,838)	—	2,088
Equity in earnings of subsidiaries	17,304	—	—	(17,304)	—

Total non-operating income (expense)	21,291	(17,033)	(79,417)	(17,304)	(92,463)

Net income (loss)	$21,291	$(22,983)	$40,287	$(17,304)	$21,291

Comprehensive income (loss)
Net income (loss)	$21,291	$(22,983)	$40,287	$(17,304)	$21,291
Total other comprehensive income	18,329	6,225	10,893	(17,118)	18,329

Total comprehensive income (loss)	$39,620	$(16,758)	$51,180	$(34,422)	$39,620

Condensed Consolidating Balance Sheet

As of June 30, 2012

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,956	$57,745	$—	$65,701
Accounts receivable, net	—	632	8,808	—	9,440
Due from Affiliate	2,432,750	—	—	(2,432,750)	—
Inventories	—	12,546	25,240	—	37,786
Prepaid expenses and other assets	2,139	5,417	34,715	—	42,271

Total current assets	2,434,889	26,551	126,508	(2,432,750)	155,198
Property and equipment, net	—	1,203,225	3,722,463	—	4,925,688
Goodwill and tradenames	602,792	—	7,500	—	610,292
Other long-term assets	52,586	145	102,269	—	155,000
Investment in subsidiaries	258,838	—	—	(258,838)	—

Total assets	$3,349,105	$1,229,921	$3,958,740	$(2,691,588)	$5,846,178

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$53,543	$—	$158,693	$—	$212,236
Accounts payable	—	2,301	66,283	—	68,584
Accrued expenses and other liabilities	54,428	47,238	141,000	—	242,666
Due to Affiliate	—	736,509	1,728,862	(2,432,750)	32,621
Advance ticket sales	—	—	434,054	—	434,054

Total current liabilities	107,971	786,048	2,528,892	(2,432,750)	990,161
Long-term debt	1,368,254	—	1,392,733	—	2,760,987
Due to Affiliate	—	—	176,671	—	176,671
Other long-term liabilities	27,826	4,336	41,143	—	73,305

Total liabilities	1,504,051	790,384	4,139,439	(2,432,750)	4,001,124

Commitments and contingencies
Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,335,405	379,946	235,300	(615,246)	2,335,405
Accumulated other comprehensive income (loss)	(61,950)	—	(8,222)	8,222	(61,950)
Retained earnings (deficit)	(428,426)	59,567	(495,595)	436,028	(428,426)

Total shareholders’ equity	1,845,054	439,537	(180,699)	(258,838)	1,845,054

Total liabilities and shareholders’ equity	$3,349,105	$1,229,921	$3,958,740	$(2,691,588)	$5,846,178

Condensed Consolidating Balance Sheet

As of December 31, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,133	$51,793	$—	$58,926
Accounts receivable, net	—	1,852	6,307	—	8,159
Due from Affiliate	2,451,062	—	—	(2,451,062)	—
Inventories	—	10,983	25,251	—	36,234
Prepaid expenses and other assets	13,287	5,840	29,697	—	48,824

Total current assets	2,464,349	25,808	113,048	(2,451,062)	152,143
Property and equipment, net	—	1,227,082	3,413,011	—	4,640,093
Goodwill and tradenames	602,792	—	—	—	602,792
Other long-term assets	56,972	—	110,411	—	167,383
Investment in subsidiaries	215,969	—	—	(215,969)	—

Total assets	$3,340,082	$1,252,890	$3,636,470	$(2,667,031)	$5,562,411

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$46,029	$—	$154,553	$—	$200,582
Accounts payable	—	608	79,719	—	80,327
Accrued expenses and other liabilities	26,815	44,556	136,731	—	208,102
Due to Affiliate	—	764,978	1,689,047	(2,451,062)	2,963
Advance ticket sales	—	—	325,472	—	325,472

Total current liabilities	72,844	810,142	2,385,522	(2,451,062)	817,446
Long-term debt	1,401,563	—	1,435,936	—	2,837,499
Other long-term liabilities	21,212	2,416	39,375	—	63,003

Total liabilities	1,495,619	812,558	3,860,833	(2,451,062)	3,717,948

Commitments and contingencies
Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,331,973	379,946	231,495	(611,441)	2,331,973
Accumulated other comprehensive income (loss)	(19,794)	—	(8,418)	8,418	(19,794)
Retained earnings (deficit)	(467,741)	60,362	(535,258)	474,896	(467,741)

Total shareholders’ equity	1,844,463	440,332	(224,363)	(215,969)	1,844,463

Total liabilities and shareholders’ equity	$3,340,082	$1,252,890	$3,636,470	$(2,667,031)	$5,562,411

Condensed Consolidating Statement of Cash Flows

For the Six Months Ended June 30, 2012

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$39,315	$(795)	$39,663	$(38,868)	$39,315
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	5,815	28,017	71,910	—	105,742
Gain on derivatives	(429)	—	—	—	(429)
Write-off of deferred financing fees	918	—	1,440	—	2,358
Share-based compensation expense	—	—	330	—	330
Premium on debt issuance	6,000	—	—	—	6,000
Equity in earnings of subsidiaries	(38,868)	—	—	38,868	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	1,220	(2,501)	—	(1,281)
Inventories	—	(1,563)	11	—	(1,552)
Prepaid expenses and other assets	3,206	278	(2,541)	—	943
Accounts payable	—	1,693	(13,436)	—	(11,743)
Accrued expenses and other liabilities	18,529	(23,867)	15,595	—	10,257
Advance ticket sales	—	—	105,848	—	105,848

Net cash provided by operating activities	34,486	4,983	216,319	—	255,788

Cash flows from investing activities
Additions to property and equipment and other	—	(4,160)	(170,813)	—	(174,973)

Net cash used in investing activities	—	(4,160)	(170,813)	—	(174,973)

Cash flows from financing activities
Repayments of long-term debt	(470,627)	—	(120,525)	—	(591,152)
Proceeds from long-term debt	438,743	—	81,462	—	520,205
Other	(2,602)	—	(491)	—	(3,093)

Net cash used in financing activities	(34,486)	—	(39,554)	—	(74,040)

Net increase in cash and cash equivalents	—	823	5,952	—	6,775
Cash and cash equivalents at beginning of period	—	7,133	51,793	—	58,926

Cash and cash equivalents at end of period	$—	$7,956	$57,745	$—	$65,701

Condensed Consolidating Statement of Cash Flows

For the Six Months Ended June 30, 2011

(unaudited, in thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$21,291	$(22,983)	$40,287	$(17,304)	$21,291
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	5,650	27,896	70,262	—	103,808
Gain on derivatives	(4,030)	—	—	—	(4,030)
Share-based compensation expense	—	—	601	—	601
Equity in earnings of subsidiaries	(17,304)	—	—	17,304	—
Changes in operating assets and liabilities:
Accounts receivable, net	1,314	(573)	(2,166)	—	(1,425)
Inventories	—	(1,177)	(5,417)	—	(6,594)
Prepaid expenses and other assets	(4,697)	(4,024)	(2,279)	—	(11,000)
Accounts payable	—	(515)	(630)	—	(1,145)
Accrued expenses and other liabilities	137,801	21,196	(143,550)	—	15,447
Advance ticket sales	—	—	117,257	—	117,257

Net cash provided by operating activities	140,025	19,820	74,365	—	234,210

Cash flows from investing activities
Additions to property and equipment	—	(21,177)	(76,173)	—	(97,350)

Net cash used in investing activities	—	(21,177)	(76,173)	—	(97,350)

Cash flows from financing activities
Repayments of long-term debt	(215,000)	—	(38,791)	—	(253,791)
Proceeds from long-term debt	75,000	—	47,086	—	122,086
Other	(25)	—	—	—	(25)

Net cash provided by (used in) financing activities	(140,025)	—	8,295	—	(131,730)

Net increase (decrease) in cash and cash equivalents	—	(1,357)	6,487	—	5,130
Cash and cash equivalents at beginning of period	—	7,833	47,214	—	55,047

Cash and cash equivalents at end of period	$—	$6,476	$53,701	$—	$60,177

Management’s Discussion and Analysis

of Financial Condition and Results of Operations

Certain statements under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere in this report on Form 6-K, constitute forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts in this report, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all of these statements can be found by looking for words like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	intense competition from other cruise companies as well as non-cruise vacation alternatives which may affect our ability to compete effectively;

•

our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt, repay our credit facilities if payment is accelerated and incur substantial indebtedness in the future;

•	changes in fuel prices or other cruise operating costs;

•	the risks associated with operating internationally;

•	the continued borrowing availability under our credit facilities and compliance with our financial covenants;

•	our ability to incur significantly more debt despite our substantial existing indebtedness;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivatives, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers or causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•

our ability to attract and retain key personnel, qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	the continued availability of attractive port destinations;

•	the control of our Company by certain of our shareholders whose interests may not continue to be aligned with ours;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	changes involving the tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	our ability to obtain insurance coverage on terms that are favorable or consistent with our expectations;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates and/or foreign currency rates;

•

increases in our future fuel expenses related to implementing proposed International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled repairs, maintenance and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors” in our Form 20-F for the year ended December 31, 2011 and other documents we have filed with the Securities and Exchange Commission.

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this report. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

The interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2011, which are included in our most recently filed Annual Report on Form 20-F.

Terminology

Unless otherwise indicated in this report, the following terms have the meanings set forth below:

•	Adjusted EBITDA. EBITDA adjusted for other income (expense) and other supplemental adjustments (we refer you to “Results of Operations” for a calculation of Adjusted EBITDA).

•	Berths. Double occupancy capacity per cabin (single occupancy per studio cabin) even though many cabins can accommodate three or more passengers.

•	Capacity Days. Available Berths multiplied by the number of cruise days for the period.

•	Charter. The hire of a ship for a specified period of time.

•

Constant Currency. A calculation whereby foreign currency-denominated revenue and expenses in a period are converted at the U.S. dollar exchange rate of a comparable period in order to eliminate the effects of the foreign exchange fluctuations.

•

Dry-dock. A process whereby a ship is positioned in a large basin where all of the fresh/sea water is pumped out in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	EBITDA. Earnings before interest, taxes, depreciation and amortization.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Cruise Cost Excluding Fuel. Net Cruise Cost less fuel expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Shipboard Retirement Plan. An unfunded defined benefit pension plan for certain crew members which computes benefits based on years of service, subject to certain requirements.

•	Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield, Net Cruise Cost and Adjusted EBITDA to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that they are the most relevant measures of our revenue performance because they reflect the revenue earned by us net of significant variable costs and are commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost Excluding Fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs.

As our business includes the sourcing of passengers and deployment of vessels outside of North America, a portion of our revenue and expenses are denominated in foreign currencies, particularly euro and British Pound sterling, which are subject to fluctuations in currency exchange rates versus our reporting currency, the U.S. dollar. In order to monitor results excluding these fluctuations, we calculate certain non-GAAP measures on a Constant Currency basis whereby current period revenue and expenses denominated in foreign currencies are converted to U.S. dollars using currency exchange rates of the comparable period. We believe that presenting these non-GAAP measures on both a reported and Constant Currency basis is useful in providing a more comprehensive view of trends in our business.

We believe that Adjusted EBITDA is appropriate as a supplemental financial measure as it is used by management to assess operating performance, is a factor in the evaluation of the performance of management and is the primary metric used in determining the Company’s performance incentive bonus paid to its employees. We believe that Adjusted EBITDA is a useful measure in determining the Company’s performance as it reflects certain operating drivers of the Company’s business, such as sales growth, operating costs, marketing, general and administrative expense and other operating income and expense. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this measure in isolation or as a substitute for analysis of our results as reported under GAAP. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA is not a defined term under GAAP. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments and it includes other supplemental adjustments. Our non-GAAP financial measures may not be comparable to other companies. Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the “Results of Operations” section.

Financial Presentation

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent passengers purchase these items from us.

Onboard and other revenue primarily consists of revenue from gaming, beverage sales, specialty dining, shore excursions, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other primarily consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, related credit card fees, costs associated with service charges and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, and gaming.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of repairs and maintenance (including Dry-dock costs), ship insurance, Charter costs and other ship expenses.

Executive Quarterly Overview

Three months ended June 30, 2012 (“2012”) compared to the three months ended June 30, 2011 (“2011”)

Total revenue increased 2.6% to $583.2 million in 2012 compared to $568.6 million in 2011. Net Revenue in 2012 increased 2.7% to $430.5 million from $419.2 million in 2011 due to an increase in Capacity Days of 1.5% and an increase in Net Yield of 1.2%.

Net income increased to $36.0 million in 2012 from $29.2 million in 2011. Operating income increased 14.1% to $87.0 million in 2012 from $76.3 million in 2011 and Adjusted EBITDA (we refer you to our Results of Operations below for a calculation of Adjusted EBITDA) improved 8.6% for the same period.

Results of Operations

The following table sets forth operating data as a percentage of revenue:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Revenue
Passenger ticket	71.4%	70.1%	69.9%	69.2%
Onboard and other	28.6%	29.9%	30.1%	30.8%

Total revenue	100.0%	100.0%	100.0%	100.0%

Cruise operating expense
Commissions, transportation and other	18.6%	18.3%	18.1%	18.2%
Onboard and other	7.5%	8.0%	7.6%	7.8%
Payroll and related	12.8%	13.1%	13.4%	13.6%
Fuel	12.3%	11.0%	12.5%	11.3%
Food	5.4%	5.5%	5.7%	5.9%
Other	9.9%	11.2%	10.0%	11.4%

Total cruise operating expense	66.5%	67.1%	67.3%	68.2%

Other operating expense
Marketing, general and administrative	10.6%	11.3%	12.1%	12.4%
Depreciation and amortization	8.0%	8.2%	8.4%	8.7%

Total other operating expense	18.6%	19.5%	20.5%	21.1%

Operating income	14.9%	13.4%	12.2%	10.7%

Non-operating income (expense)
Interest expense, net	(8.4)%	(8.2)%	(8.7)%	(8.9)%
Other income (expense)	(0.3)%	(0.1)%	0.1%	0.2%

Total non-operating income (expense)	(8.7)%	(8.3)%	(8.6)%	(8.7)%

Net income	6.2%	5.1%	3.6%	2.0%

The following table sets forth selected statistical information:

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Passengers carried	373,133	374,380	758,010	747,080
Passenger Cruise Days	2,556,575	2,520,067	5,138,262	5,030,805
Capacity Days	2,374,885	2,339,640	4,773,259	4,683,408
Occupancy Percentage	107.7%	107.7%	107.6%	107.4%

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months Ended June 30,			Six Months Ended June 30,
	2012	2012 Constant Currency	2011	2012	2012 Constant Currency	2011
Passenger ticket revenue	$416,219	$420,537	$398,697	$767,549	$772,650	$735,899
Onboard and other revenue	167,015	167,015	169,889	331,115	331,115	328,197

Total revenue	583,234	587,552	568,586	1,098,664	1,103,765	1,064,096
Less:
Commissions, transportation and other expense	108,694	109,836	104,214	199,309	200,661	193,059
Onboard and other expense	44,009	44,009	45,217	83,210	83,210	83,087

Net Revenue	$430,531	$433,707	$419,155	$816,145	$819,894	$787,950

Capacity Days	2,374,885	2,374,885	2,339,640	4,773,259	4,773,259	4,683,408
Gross Yield	$245.58	$247.40	$243.02	$230.17	$231.24	$227.21
Net Yield	$181.28	$182.62	$179.15	$170.98	$171.77	$168.24

Gross Cruise Cost, Net Cruise Cost and Net Cruise Cost Excluding Fuel were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three Months Ended June 30,			Six Months Ended June 30,
	2012	2012 Constant Currency	2011	2012	2012 Constant Currency	2011
Total cruise operating expense	$387,741	$389,693	$381,745	$739,768	$742,250	$725,215
Marketing, general and administrative expense	61,807	62,429	64,081	132,969	133,785	132,360

Gross Cruise Cost	449,548	452,122	445,826	872,737	876,035	857,575
Less:
Commissions, transportation and other expense	108,694	109,836	104,214	199,309	200,661	193,059
Onboard and other expense	44,009	44,009	45,217	83,210	83,210	83,087

Net Cruise Cost	296,845	298,277	296,395	590,218	592,164	581,429
Less:
Fuel expense	71,615	71,615	62,584	137,141	137,141	120,610

Net Cruise Cost Excluding Fuel	$225,230	$226,662	$233,811	$453,077	$455,023	$460,819

Capacity Days	2,374,885	2,374,885	2,339,640	4,773,259	4,773,259	4,683,408
Gross Cruise Cost per Capacity Day	$189.29	$190.38	$190.55	$182.84	$183.53	$183.11
Net Cruise Cost per Capacity Day	$124.99	$125.60	$126.68	$123.65	$124.06	$124.15
Net Cruise Cost Excluding Fuel per Capacity Day	$94.84	$95.44	$99.93	$94.92	$95.33	$98.39

Adjusted EBITDA was calculated as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net income	$36,031	$29,224	$39,315	$21,291
Interest expense, net	48,905	46,682	95,075	94,551
Depreciation and amortization expense	46,680	46,510	92,477	92,767

EBITDA	131,616	122,416	226,867	208,609
Other (income) expense	2,070	344	(940)	(2,088)
Other (1)	1,372	1,625	2,672	2,692

Adjusted EBITDA	$135,058	$124,385	$228,599	$209,213

(1)	Includes non-cash compensation.

Three months ended June 30, 2012 (“2012”) compared to three months ended June 30, 2011 (“2011”)

Revenue

Total revenue increased 2.6% to $583.2 million in 2012 compared to $568.6 million in 2011. Net Revenue increased 2.7% in 2012, due to an increase in Capacity Days of 1.5% and an increase in Net Yield of 1.2%. The increase in Capacity Days in 2012 was primarily due to the timing of certain repairs and maintenance and the increase in Net Yield was primarily due to an increase in passenger ticket pricing. On a Constant Currency basis, Net Yield increased 1.9% in 2012 compared to 2011.

Expense

Total cruise operating expense increased 1.6% in 2012 compared to 2011 primarily due to higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of a 15% increase in the average fuel price to $684 per metric ton in 2012 from $595 per metric ton in 201l, substantially offset by the timing of certain repairs and maintenance. Total other operating expense decreased 1.9% compared to 2011 primarily due to improved efficiencies from business improvement initiatives partially offset by slightly higher marketing expenses. On a Capacity Day basis, Net Cruise Cost decreased 1.3% due to the impact from the timing of repairs and maintenance and improved efficiencies from business improvement initiatives primarily offset by an increase in fuel expense as discussed above. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 5.1%. On a Constant Currency basis, Net Cruise Cost per Capacity Day decreased slightly and excluding fuel expense decreased 4.5%.

Interest expense, net increased to $48.9 million in 2012 from $46.7 million in 2011 primarily due to the write-off of deferred financing fees related to the prepayment of certain of our credit facilities.

Six months ended June 30, 2012 (“2012”) compared to six months ended June 30, 2011 (“2011”)

Revenue

Total revenue increased 3.2% in 2012 compared to 2011. Net Revenue increased 3.6% in 2012, primarily due to an increase in Capacity Days of 1.9% and an increase in Net Yield of 1.6%. The increase in Capacity Days in 2012 was primarily due to the timing of certain repairs and maintenance and the increase in Net Yield was primarily due to an increase in passenger ticket pricing. On a Constant Currency basis, Net Yield increased 2.1% in 2012 compared to 2011.

Expense

Total cruise operating expense increased 2.0% in 2012 compared to 2011 due to higher ship operating expenses. The increase in ship operating expenses was primarily due to an increase in fuel expense as a result of a 15% increase in the average fuel price to $640 per metric ton in 2012 from $557 per metric ton in 2011, primarily offset by the timing of certain repairs and maintenance. On a Capacity Day basis, Net Cruise Cost decreased slightly as the impact from the timing of certain repairs and maintenance was primarily offset by the increase in fuel expense discussed above. Excluding fuel expense, Net Cruise Cost per Capacity Day decreased 3.5%. On a Constant Currency basis, Net Cruise Cost per Capacity Day decreased slightly and excluding fuel expense decreased 3.1%.

Interest expense, net increased to $95.1 million in 2012 from $94.6 million in 2011 primarily due to the write-off of deferred financing fees related to the prepayment of certain of our credit facilities.

Liquidity and Capital Resources

General

As of June 30, 2012, our liquidity was $584.2 million consisting of $65.7 million in cash and cash equivalents and $518.5 million available under our revolving credit facility. Our primary ongoing liquidity requirements are to finance working capital, capital expenditures, and debt service.

Sources and Uses of Cash

In this section, references to 2012 refer to the six months ended June 30, 2012 and references to 2011 refer to the six months ended June 30, 2011.

Net cash provided by operating activities was $255.8 million in 2012 as compared to $234.2 million in 2011. The change in net cash provided by operating activities reflects the increase in net income to $39.3 million in 2012 compared to $21.3 million in 2011, as well as timing differences in cash receipts and payments relating to operating assets and liabilities and $6.0 million related to the premium received from the issuance of $100.0 million of senior unsecured notes.

Net cash used in investing activities was $175.0 million in 2012 and $97.4 million in 2011, primarily related to payments for construction of Norwegian Breakaway and Norwegian Getaway, the purchase of Norwegian Sky, and other ship improvements and shoreside projects.

Net cash used in financing activities was $74.0 million in 2012, primarily due to repayments of our revolving credit facilities and other borrowings which were partially offset by borrowings on our revolving credit facilities and by the issuance of $100.0 million of senior unsecured notes. In 2011, net cash used in financing activities was $131.7 million primarily due to repayments of our revolving credit facility.

Capital Expenditures

Future capital commitments consist of contracted commitments, including ship construction contracts and future expected capital expenditures necessary for operations. As of June 30, 2012, anticipated capital expenditures were $106.0 million for the remainder of 2012, and $805.0 million, $705.2 million and $77.0 million for each of the years ending December 31, 2013, 2014 and 2015, respectively, of which we have export credit financing in place for the expenditures related to ship construction contracts of $39.0 million for the remainder of 2012, $612.3 million for 2013 and $573.4 million for 2014, based on the euro/U.S. dollar exchange rate as of June 30, 2012.

Norwegian Breakaway and Norwegian Getaway, each at approximately 144,000 Gross Tons and 4,000 Berths, are scheduled for delivery in the second quarter of 2013 and the first quarter of 2014, respectively. The aggregate cost of these two ships is approximately €1.3 billion, or $1.6 billion based on the euro/U.S. dollar exchange rate as of June 30, 2012. In connection with the contracts to build these two ships, we do not anticipate any contractual breaches or cancellation to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us, subject to certain refund guarantees, and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Capitalized interest for the three and six months ended June 30, 2012, was $5.3 million and $10.0 million, respectively, and for the three and six months ended June 30, 2011, was $5.2 million and $10.1 million, respectively, related to the construction of Norwegian Breakaway and Norwegian Getaway.

Contractual Obligations

As of June 30, 2012, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	$2,973,223	$212,236	$474,018	$1,035,569	$1,251,400
Due to Affiliate (2)	209,292	32,621	117,322	59,349	—
Operating leases (3)	41,125	6,694	12,202	9,530	12,699
Ship construction contracts (4)	1,349,699	715,646	634,053	—	—
Port facilities (5)	205,551	22,049	48,563	51,913	83,026
Interest (6)	786,032	155,793	290,443	223,525	116,271
Other (7)	40,885	17,967	16,897	5,280	741

Total	$5,605,807	$1,163,006	$1,593,498	$1,385,166	$1,464,137

(1)	Net of unamortized original issue discount of $3.8 million and unamortized premium of $5.8 million. Also includes capital leases.
(2)	Primarily related to the purchase of Norwegian Sky (we refer you to our notes to our consolidated financial statements Note 3 “Related Party Transactions”).
(3)	Primarily for offices, motor vehicles and office equipment.
(4)	Norwegian Breakaway and Norwegian Getaway, based on the euro/U.S. dollar exchange rate as of June 30, 2012. Financing commitments are in place from a syndicate of banks for export credit financing.
(5)	Primarily for our usage of certain port facilities.
(6)	Interest includes fixed and variable rates with LIBOR held constant as of June 30, 2012.
(7)	Future commitments for service and maintenance contracts.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. The amount of collateral may change based on certain terms and conditions.

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding Sources

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We believe we were in compliance with these covenants as of June 30, 2012.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional available borrowings under our existing credit facility and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of June 30, 2012. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in our reports filed under the Exchange Act, such as this Report on Form 6-K, is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. Our disclosure controls and procedures are also intended to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the three months ended June 30, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there is only the reasonable assurance that our controls will succeed in achieving their goals under all potential future conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ KEVIN M. SHEEHAN
Name:	Kevin M. Sheehan
Title:	President and Chief Executive Officer

By:	/S/ WENDY A. BECK
Name:	Wendy A. Beck
Title:	Executive Vice President and Chief Financial Officer

Date: July 31, 2012